Exhibit 99.1

Tuniu Announces Unaudited Second Quarter 2022 Financial Results

NANJING, China, September 1, 2022 -- Tuniu Corporation (NASDAQ:TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced its unaudited financial results for the second quarter ended June 30, 2022.

“In the second quarter, despite the impact on the tourism industry by the most severe resurgence of COVID-19 since the initial outbreak, enthusiasm for travel among the public remained high due to better outbreak control while the industry showed signs of recovery,” said Mr. Donald Dunde Yu, Tuniu’s founder, Chairman and Chief Executive Officer. “During the quarter, Tuniu continued to focus on providing high-quality products and services as we explore new product areas while consolidating the strengths and market leadership of our packaged tours. We have steadfastly adhered to our ‘customer first’ principle, focusing on satisfying customer demands and providing the best possible travel experience. Operationally, we continued to optimize our internal management and implement control measures to further lower costs and improve efficiency. We remain confident in the tourism industry’s strengths and potential for long-term development and we will keep moving forward despite the challenges we may face on the road to recovery.”

Second Quarter 2022 Results

Net revenues were RMB37.0 million (US$5.5 million1) in the second quarter of 2022, representing a year-over-year decrease of 77.0% from the corresponding period in 2021. The decrease was primarily due to the negative impact brought by the resurgence and spread of COVID-19.

•	Revenues from packaged tours were RMB9.5 million (US$1.4 million) in the second quarter of 2022, representing a year-over-year decrease of 92.5% from the corresponding period in 2021. The decrease was primarily due to the resurgence of COVID-19 in certain regions in China.

•	Other revenues were RMB27.4 million (US$4.1 million) in the second quarter of 2022, representing a year-over-year decrease of 20.4% from the corresponding period in 2021. The decrease was primarily due to the decrease in the fees for advertising services provided to tourism boards and bureaus and commission fees received from other travel-related products.

Cost of revenues was RMB20.4 million (US$3.1 million) in the second quarter of 2022, representing a year-over-year decrease of 77.8% from the corresponding period in 2021. As a percentage of net revenues, cost of revenues was 55.3% in the second quarter of 2022, compared to 57.1% in the corresponding period in 2021.

1 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB 6.6981 on June 30, 2022 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/default.htm.

Gross margin was 44.7% in the second quarter of 2022, compared to a gross margin of 42.9% in the second quarter of 2021.

Operating expenses were RMB139.4 million (US$20.8 million) in the second quarter of 2022, representing a year-over-year increase of 46.5% from the corresponding period in 2021. Share-based compensation expenses, amortization of acquired intangible assets, gain on disposals of subsidiaries and impairment of goodwill, which were allocated to operating expenses, were RMB83.6 million (US$12.5 million) in the second quarter of 2022. Among it, gain on disposals of subsidiaries, which was recorded in other operating income, was RMB32.8 million (US$4.9 million). Impairment of goodwill, which was recorded due to the severer adverse impact of COVID-19 on the Company’s business in this quarter with potential continuous impact in subsequent periods, was RMB112.1 million (US$16.7 million). Non-GAAP2 operating expenses, which excluded share-based compensation expenses, amortization of acquired intangible assets, gain on disposals of subsidiaries and impairment of goodwill were RMB55.7 million (US$8.3 million) in the second quarter of 2022, representing a year-over-year decrease of 37.8%.

•	Research and product development expenses were RMB14.0 million (US$2.1 million) in the second quarter of 2022, representing a year-over-year increase of 1.5%. Non-GAAP research and product development expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB0.8 million (US$0.1 million), were RMB13.1 million (US$2.0 million) in the second quarter of 2022, representing a year-over-year increase of 1.8% from the corresponding period in 2021. The increase was primarily due to the increase in research and product development personnel related expenses.

•	Sales and marketing expenses were RMB24.5 million (US$3.7 million) in the second quarter of 2022, representing a year-over-year decrease of 45.4%. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB1.2 million (US$0.2 million), were RMB23.3 million (US$3.5 million) in the second quarter of 2022, representing a year-over-year decrease of 46.7% from the corresponding period in 2021. The decrease was primarily due to the decrease in promotion expenses and sales and marketing personnel related expenses.

•	General and administrative expenses were RMB23.9 million (US$3.6 million) in the second quarter of 2022, representing a year-over-year decrease of 42.5%. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB2.3 million (US$0.3 million), were RMB21.6 million (US$3.2 million) in the second quarter of 2022, representing a year-over-year decrease of 43.0% from the corresponding period in 2021. The decrease was primarily due to the decrease in general and administrative personnel related expenses and the reversal of allowance for doubtful accounts.

2 The section below entitled "About Non-GAAP Financial Measures" provides information about the use of Non-GAAP financial measures in this press release, and the table captioned “Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release reconciles Non-GAAP financial information with the Company's financial results under GAAP.

Loss from operations was RMB122.9 million (US$18.3 million) in the second quarter of 2022, compared to a loss from operations of RMB26.2 million in the second quarter of 2021. Non-GAAP loss from operations, which excluded share-based compensation expenses, amortization of acquired intangible assets, gain on disposals of subsidiaries and impairment of goodwill, was RMB38.9 million (US$5.8 million) in the second quarter of 2022.

Net loss was RMB128.5 million (US$19.2 million) in the second quarter of 2022, compared to a net loss of RMB14.0 million in the second quarter of 2021. Non-GAAP net loss, which excluded share-based compensation expenses, amortization of acquired intangible assets, gain on disposals of subsidiaries and impairment of goodwill, was RMB44.6 million (US$6.7 million) in the second quarter of 2022.

Net loss attributable to ordinary shareholders was RMB126.5 million (US$18.9 million) in the second quarter of 2022, compared to a net loss attributable to ordinary shareholders of RMB13.1 million in the second quarter of 2021. Non-GAAP net loss attributable to ordinary shareholders, which excluded share-based compensation expenses, amortization of acquired intangible assets, gain on disposals of subsidiaries and impairment of goodwill, was RMB42.6 million (US$6.4 million) in the second quarter of 2022.

As of June 30, 2022, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1.0 billion (US$151.9 million). The COVID-19 pandemic has negatively impacted our business operations, and will continue to impact our results of operations and cash flows for subsequent periods. Based on our liquidity assessment and management actions, we believe that our available cash, cash equivalents and maturity of investments will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months.

Business Outlook

For the third quarter of 2022, the Company expects to generate RMB74.5 million to RMB80.2 million of net revenues, which represents a 30% to 35% decrease year-over-year. This forecast reflects Tuniu’s current and preliminary view on the industry and its operations, which is subject to change.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on September 1, 2022, (8:00 pm, Beijing/Hong Kong Time, on September 1, 2022) to discuss the second quarter 2022 financial results.

To participate in the conference call, please dial the following numbers:

U.S.:	+1-888-346-8982

Hong Kong:	+852-301-84992

Mainland China:	4001-201203

International:	+1-412-902-4272

Conference ID: Tuniu 2Q 2022 Earnings Call

A telephone replay will be available one hour after the end of the conference call through September 8, 2022. The dial-in details are as follows:

U.S.:	+1-877-344-7529

International:	+1-412-317-0088

Replay Access Code: 6348916

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq:TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu covers over 420 departing cities throughout China and all popular destinations worldwide. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including a dedicated team of professional customer service representatives, 24/7 call centers, extensive networks of offline retail stores and self-operated local tour operators. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; the Company’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the Company’s structure, business and industry; the impact of the COVID-19 on Tuniu’s business operations, the travel industry and the economy of China and elsewhere generally; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to cost of revenues, research and product development expenses, sales and marketing expenses, general and administrative expenses, impairment of goodwill, other operating income, total operating expenses, loss from operations, net loss, net loss attributable to ordinary shareholders, net loss per ordinary share attributable to ordinary shareholders-basic and diluted and net loss per ADS-basic and diluted, which excludes share-based compensation expenses, amortization of acquired intangible assets, gain on disposals of subsidiaries and impairment of goodwill. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP Results" set forth at the end of this press release.

A limitation of using non-GAAP financial measures excluding share-based compensation expenses, amortization of acquired intangible assets, gain on disposals of subsidiaries and impairment of goodwill is that share-based compensation expenses and amortization of acquired intangible assets have been – and will continue to be – significant recurring expenses in the Company's business. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com

(Financial Tables Follow)

Tuniu Corporation

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except per share information)

	December 31, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	349,077	297,381	44,398
Restricted cash	46,521	33,279	4,968
Short-term investments	615,901	686,452	102,485
Accounts receivable, net	111,941	105,790	15,794
Amounts due from related parties	14,969	14,490	2,163
Prepayments and other current assets	337,033	283,813	42,372
Total current assets	1,475,442	1,421,205	212,180

Non-current assets
Long-term investments	201,947	226,495	33,815
Property and equipment, net	98,159	90,589	13,525
Intangible assets, net	55,376	44,545	6,650
Land use right, net	94,652	93,621	13,977
Operating lease right-of-use assets, net	48,115	35,757	5,338
Goodwill	232,007	117,470	17,538
Other non-current assets	92,111	87,975	13,134
Total non-current assets	822,367	696,452	103,977
Total assets	2,297,809	2,117,657	316,157

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities
Short-term borrowings	9,981	8,600	1,284
Accounts and notes payable	383,626	386,560	57,712
Amounts due to related parties	4,679	3,773	563
Salary and welfare payable	33,761	34,665	5,175
Taxes payable	8,004	3,669	548
Advances from customers	139,777	128,589	19,198
Operating lease liabilities, current	16,556	14,745	2,201
Accrued expenses and other current liabilities	382,629	393,940	58,813
Total current liabilities	979,013	974,541	145,494

Non-current liabilities
Operating lease liabilities, non-current	38,832	30,141	4,500
Deferred tax liabilities	12,479	10,020	1,496
Long-term borrowings	14,344	10,059	1,502
Total non-current liabilities	65,655	50,220	7,498
Total liabilities	1,044,668	1,024,761	152,992

Redeemable noncontrolling interests	27,200	27,200	4,061

Equity
Ordinary shares	249	249	37
Less: Treasury stock	(293,795)	(292,028)	(43,599)
Additional paid-in capital	9,125,748	9,127,634	1,362,720
Accumulated other comprehensive income	271,821	288,968	43,142
Accumulated deficit	(7,834,879)	(8,001,831)	(1,194,642)
Total Tuniu Corporation shareholders’ equity	1,269,144	1,122,992	167,658
Noncontrolling interests	(43,203)	(57,296)	(8,554)
Total equity	1,225,941	1,065,696	159,104
Total liabilities, redeemable noncontrolling interests and equity	2,297,809	2,117,657	316,157

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except per share information)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	June 30, 2021	March 31, 2022	June 30, 2022	June 30, 2022
	RMB	RMB	RMB	US$
Revenues
Packaged tours	126,502	14,375	9,531	1,423
Others	34,459	27,104	27,426	4,095
Net revenues	160,961	41,479	36,957	5,518
Cost of revenues	(91,975)	(25,666)	(20,440)	(3,052)
Gross profit	68,986	15,813	16,517	2,466

Operating expenses
Research and product development	(13,757)	(16,185)	(13,963)	(2,085)
Sales and marketing	(44,795)	(29,783)	(24,474)	(3,654)
General and administrative	(41,541)	(27,658)	(23,888)	(3,566)
Impairment of goodwill	-	-	(112,102)	(16,736)
Other operating income	4,950	5,000	35,059	5,234
Total operating expenses	(95,143)	(68,626)	(139,368)	(20,807)
Loss from operations	(26,157)	(52,813)	(122,851)	(18,341)
Other (expenses)/income
Interest and investment income	9,095	11,524	5,206	777
Interest expense	(1,944)	(1,950)	(582)	(87)
Foreign exchange gains/(losses), net	4,289	129	(11,424)	(1,706)
Other income, net	664	659	302	45
Loss before income tax expense	(14,053)	(42,451)	(129,349)	(19,312)
Income tax benefit	134	553	21	3
Equity in (loss)/income of affiliates	(95)	242	790	118
Net loss	(14,014)	(41,656)	(128,538)	(19,191)
Net loss attributable to noncontrolling interests	(949)	(1,223)	(2,019)	(301)
Net loss attributable to Tuniu Corporation	(13,065)	(40,433)	(126,519)	(18,890)
Net loss attributable to ordinary shareholders	(13,065)	(40,433)	(126,519)	(18,890)

Net loss	(14,014)	(41,656)	(128,538)	(19,191)
Other comprehensive (loss)/income:
Foreign currency translation adjustment, net of nil tax	(4,389)	(130)	17,277	2,579
Comprehensive loss	(18,403)	(41,786)	(111,261)	(16,612)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.04)	(0.11)	(0.34)	(0.05)
Net loss per ADS - basic and diluted*	(0.12)	(0.33)	(1.02)	(0.15)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	370,929,055	371,079,992	371,112,997	371,112,997

Share-based compensation expenses included are as follows：
Cost of revenues	44	77	291	43
Research and product development	76	243	299	45
Sales and marketing	61	121	448	67
General and administrative	2,928	534	1,639	245
Total	3,109	975	2,677	400

*Each ADS represents three of the Company's ordinary shares.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except per share information)

	Quarter Ended June 30, 2022
		Share-based	Amortization of acquired	Gain on disposals	Impairment	Non-GAAP
	GAAP Result	Compensation	intangible assets	of subsidiaries	of goodwill	Result
Cost of revenues	(20,440)	291	-	-	-	(20,149)

Research and product development	(13,963)	299	534	-	-	(13,130)
Sales and marketing	(24,474)	448	770	-	-	(23,256)
General and administrative	(23,888)	1,639	635	-	-	(21,614)
Impairment of goodwill	(112,102)	-	-	-	112,102	-
Other operating income	35,059	-	-	(32,786)	-	2,273
Total operating expenses	(139,368)	2,386	1,939	(32,786)	112,102	(55,727)

Loss from operations	(122,851)	2,677	1,939	(32,786)	112,102	(38,919)

Net loss	(128,538)	2,677	1,939	(32,786)	112,102	(44,606)

Net loss attributable to ordinary shareholders	(126,519)	2,677	1,939	(32,786)	112,102	(42,587)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.34)					(0.11)
Net loss per ADS - basic and diluted	(1.02)					(0.33)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	371,112,997					371,112,997

	Quarter Ended March 31, 2022
		Share-based	Amortization of acquired	Gain on disposals	Impairment	Non-GAAP
	GAAP Result	Compensation	intangible assets	of subsidiaries	of goodwill	Result
Cost of revenues	(25,666)	77	-	-	-	(25,589)

Research and product development	(16,185)	243	534	-	-	(15,408)
Sales and marketing	(29,783)	121	1,065	-	-	(28,597)
General and administrative	(27,658)	534	637	-	-	(26,487)
Other operating income	5,000	-	-	-	-	5,000
Total operating expenses	(68,626)	898	2,236	-	-	(65,492)

Loss from operations	(52,813)	975	2,236	-	-	(49,602)

Net loss	(41,656)	975	2,236	-	-	(38,445)

Net loss attributable to ordinary shareholders	(40,433)	975	2,236	-	-	(37,222)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.11)					(0.10)
Net loss per ADS - basic and diluted	(0.33)					(0.30)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	371,079,992					371,079,992

	Quarter Ended June 30, 2021
		Share-based	Amortization of acquired	Gain on disposals	Impairment	Non-GAAP
	GAAP Result	Compensation	intangible assets	of subsidiaries	of goodwill	Result
Cost of revenues	(91,975)	44	-	-	-	(91,931)

Research and product development	(13,757)	76	782	-	-	(12,899)
Sales and marketing	(44,795)	61	1,065	-	-	(43,669)
General and administrative	(41,541)	2,928	681	-	-	(37,932)
Other operating income	4,950	-	-	-	-	4,950
Total operating expenses	(95,143)	3,065	2,528	-	-	(89,550)

Loss from operations	(26,157)	3,109	2,528	-	-	(20,520)

Net loss	(14,014)	3,109	2,528	-	-	(8,377)

Net loss attributable to ordinary shareholders	(13,065)	3,109	2,528	-	-	(7,428)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.04)					(0.02)
Net loss per ADS - basic and diluted	(0.12)					(0.06)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	370,929,055					370,929,055

*Basic net loss per ordinary share attributable to ordinary shareholders is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Diluted net loss per ordinary share attributable to ordinary shareholders is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method.